UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number 1-10582

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Orbital ATK, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Orbital ATK, Inc.
45101 Warp Drive
Dulles, VA 20166
Orbital ATK, Inc.
401(k) Plan

Financial Statements as of and for the
Years Ended December 31, 2017 and 2016,
Supplemental Schedule as of December 31, 2017,
and Report of Independent Registered Public
Accounting Firm (EIN #41-1672694) (Plan No. 003)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Sponsor, Plan Administrator, and Participants of the
Orbital ATK, Inc. 401(k) Plan
Dulles, Virginia

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of Orbital ATK, Inc. 401(k) Plan (the “Plan”) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ GRANT THORNTON LLP

Minneapolis, Minnesota
June 26, 2018

We have served as the Plan’s auditor since 2013.

ORBITAL ATK, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2017	2016
ASSETS
Investments — fair value	$3,091,218,767	$2,615,892,282
Receivables:
Notes receivable from participants	39,275,093	40,460,002
Employer contributions receivable	26,934,305	23,553,966
Total receivables	66,209,398	64,013,968
NET ASSETS AVAILABLE FOR BENEFITS	$3,157,428,165	$2,679,906,250

See notes to financial statements.

ORBITAL ATK, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2017	2016
NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	$2,679,906,250	$2,592,737,196
CONTRIBUTIONS:
Participant contributions	120,727,912	109,703,788
Employer contributions	75,917,498	69,131,619
Total contributions	196,645,410	178,835,407
INVESTMENT INCOME:
Interest income	72	249,362
Dividends	19,539,005	12,248,399
Net appreciation in fair value of investments	448,597,014	136,418,701
Total investment income	468,136,091	148,916,462
Interest income on notes receivable from participants	1,646,642	1,630,735
Total additions	666,428,143	329,382,604
DEDUCTIONS:
Distributions to participants	188,008,520	241,337,403
Trustee and administrative fees	897,708	876,147
Total deductions	188,906,228	242,213,550
NET INCREASE	477,521,915	87,169,054
NET ASSETS AVAILABLE FOR BENEFITS — End of year	$3,157,428,165	$2,679,906,250

See notes to financial statements.

ORBITAL ATK, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

1. DESCRIPTION OF THE PLAN

The following description of the Orbital ATK, Inc. (“Orbital ATK” or the “Company”) 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution, voluntary, tax-deferred savings plan designed to provide a retirement savings vehicle and supplemental retirement benefits to the Company's employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Company has management and administrative responsibility for the Plan. Fidelity Management Trust Company ("Trustee") serves as the trustee for the Plan assets.

Participation — Each employee of the Company classified as regular full time or regular part time, except a person employed by an excluded business unit that does not provide for participation in the Plan, automatically became eligible to participate on the date of hire by the Company or transfer into the Plan. Temporary/project employees may become eligible to participate in the Plan after a required amount of service has been met.
Contributions — The Company transfers amounts to the Plan on behalf of the Plan participants who designate pre-tax and/or Roth 401(k) contributions equal to the participants’ elected salary deferrals. The Plan also allows participants to make limited after-tax contributions. Participants age 50 and older were eligible to make catch-up contributions of up to $6,000 per calendar year for 2017 and 2016. Participants may also rollover balances from other qualified plans provided the Plan agrees to accept the distribution.
In general, most regular status employees are immediately eligible to participate in the plan. For eligible participants, the Company provides a 100% match on the first 3% of pre-tax and/or Roth 401(k) contributions and a 50% match on the next 3% of pre-tax and/or Roth 401(k) contributions. Non-union participants are automatically enrolled in the Plan at a pre-tax contribution rate of 6% and are also subject to a 1% annual contribution increase unless they choose to opt out. The Company also provides a non-elective contribution to the Plan for most employees who are not participating in a pension plan. The non-elective contributions ranges from 2.5% to 4.0% of eligible pay based on age and years of service.
The maximum pre-tax and/or Roth 401(k) contribution percentage is determined by the Company’s Pension and Retirement Committee in accordance with Internal Revenue Service (“IRS”) guidelines. Contributions, including sponsor match and non-elective contributions, are limited to the lesser of $54,000 or 100% of the participant’s pay in 2017 and $53,000 or 100% of the participant’s pay in 2016.

Participant Accounts — Each participant’s account is credited with the participant’s contributions, allocations of the Company’s discretionary contributions and is charged with participant’s withdrawals. Earnings, losses, and administrative expenses of the individual participant’s investment fund options are reported in the individual participant’s account. Participants are charged an annual administrative expense, deducted from their account on a quarterly basis. The Company pays the administrative expense for participants with account balances less than $250. The Company may also pay certain Plan expenses at its discretion. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — All participants are 100% vested in their individual accounts attributable to their contributions and associated earnings. The Company match contribution is subject to a one-year cliff vesting period and the non-elective contribution is subject to a three-year cliff vesting period.

Notes Receivable from Participants — Participants may borrow a minimum of $1,000 and up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance excluding the Company’s matching contributions and non-elective contributions. Note receivable transactions are treated as a transfer to (from) the investment fund and from (to) the loan fund. Note terms generally range from one to five years, except notes for the purchase of a primary residence, which generally range from one to ten years. The notes are secured by the

ORBITAL ATK, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

balance in the participant’s account. Interest rates are calculated quarterly and are based on the prime rate plus 1%. Principal and interest are paid ratably through biweekly payroll deductions. Participants are allowed to have two notes outstanding at any one-time.

Forfeitures — When certain terminations of participation in the Plan occurs, the nonvested portion of the participant’s account represents a forfeiture, as defined in the Plan document. Forfeitures remain in the Plan and subsequently may be used to reduce the Company’s contributions to the Plan or for other purposes in accordance with the Plan document and ERISA. However, if the participant is re-employed with the Company and fulfills certain requirements, as defined in the Plan document, the forfeited portion of a participant’s account will be restored. For the year ended December 31, 2017, forfeitures of $433,815 were used to reduce the Company’s contributions. At December 31, 2017, the remaining balance in the forfeitures account totaled $160,225. For the year ended December 31, 2016, forfeitures of $128,544 were used to reduce the Company’s contributions. At December 31, 2016, the remaining balance in the forfeitures account totaled $75,158.

Distributions — Upon termination of employment, a participant may elect to receive a single lump sum distribution or monthly, quarterly, or annual installments payable over a period of up to 240 months. As required by the Department of Labor, the Plan was amended to require rollover to an individual retirement account feature for any participant whose account balance is greater than $1,000 (but less than $5,000) who has not elected another form of payment. Participants with a balance of $1,000 or less will be paid in the form of a one-time lump sum distribution. The mandatory 20% IRS federal tax withholding is applied to certain distributions that are not direct rollovers to another qualified plan. If the participant’s balance exceeds $5,000, the participant may elect to receive a lump-sum distribution, net of tax, non-periodic payments or installment payments. Distributions must begin by April 1 of the year following the year the participant retires or turns 70 ½, whichever is the earliest. In-service withdrawals from a participant’s accounts are available in accordance with the Plan document. Participants who attain age 59½ can also make in-service withdrawals. Hardship withdrawals are also available under the Plan.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested in the same manner in which the participant directs their contributions. The Orbital ATK Stock Fund is closed as an investment option for future contributions or transfers of balances from other funds, with the exception for dividends reinvested. All investments are participant directed investments. In the event participants do not direct their contributions within the Plan, their contributions are automatically defaulted into the age-appropriate life cycle investment fund series.

Employee Stock Ownership Plan and Dividend Payments — Effective January 1, 2011, the Plan was amended to include an Employee Stock Ownership Plan (“ESOP”) feature which transferred the Orbital ATK Stock Fund into the ESOP. Any dividends received on Orbital ATK, Inc. Common Stock included within the Orbital ATK 401(k) Plan can either be reinvested in the Orbital ATK Stock Fund or disbursed as a cash payment at the employees’ discretion. Dividends are automatically 100% vested, whether reinvested in the Orbital ATK Stock Fund or paid as cash.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are presented on the accrual basis of accounting and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including mutual funds and collective trust vehicles. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that these changes could materially affect the amounts reported in the financial statements.

ORBITAL ATK, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, which is generally determined by quoted market prices. When quoted market prices are not available, generally these investments have underlying securities that have fair values determined by quoted market prices. The Company’s common stock is valued at the closing price reported on the active market on the last business day of the Plan year. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Collective trust funds are valued at net asset value based on the fair value of the underlying investments at year end as a practical expedient. Specifically for stable value investments within a collective trust fund, the underlying investments in investment contracts are valued at the contract value of the underlying investments.

Security transactions (purchases and sales of investments) are recorded on the trade date. The realized gain or loss on sales of investments is determined based upon the average cost of investments sold. Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned. The Trustee charges trustee and administrative fees directly against the participant’s investment balances.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits — Benefit payments to participants are recorded when requested, which is effectively upon distribution. There were no participants with benefits payable at December 31, 2017 and 2016.

Administrative Expenses — Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.

3.                      FAIR VALUE MEASUREMENTS

The current authoritative guidance on fair value clarifies the definition of fair value, prescribes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value, and expands disclosures about the use of fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The valuation techniques required by the current authoritative literature are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect internal market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable. If the asset or liability has a specified term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Significant inputs to the valuation model are unobservable.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2017 and 2016.

Common Stock and Mutual Funds — Valued at the closing price reported on the active market on which the individual securities are traded. Brokeragelink is a self-directed brokerage window available to Plan participants. The participants have the option to choose among over 4,000 mutual funds on the record-keeper’s platform. As all funds within Brokeragelink are mutual funds, they have been deemed to be Level 1 investments.

ORBITAL ATK, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Collective Trusts — The Plan is invested in seven collective investment trusts, six of which have underlying securities that have fair values determined by quoted market prices. These trusts are valued at net asset value based on the fair value of the underlying investments at year end as a practical expedient. The remaining collective trust is the Fidelity Managed Income Portfolio II, a collective trust vehicle Fund sponsored by Fidelity Management Trust Company. Investments in the Funds are valued by multiplying the investee company’s net asset value (“NAV”) per share times the number of units or shares owned at the valuation date as determined by the investee company. NAV per share is determined by the investee company’s custodian or Fund administrator by deducting from the value of the assets of the investee company all of its liabilities, and then the resulting number is divided by the outstanding number of shares or units.

Regulated Investment Funds — It is the objective of the Funds to use their best efforts to maintain a stable NAV of $1 per unit and minimize credit risk. To achieve this objective, the Funds enter into a “wrapper” contract. The fair value of the Funds is determined by the fair value of the underlying investment securities held by the Funds, as discussed below.

Investments held by the Funds, including collateral invested for securities on loan, are valued on the basis of valuations furnished by a pricing service approved by the Funds’ investment managers, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders, or at fair value as determined in good faith by the Funds’ investment managers.

The Funds have no unfunded commitments. The Funds impose certain restrictions on the Plan, and the Funds may be subject to circumstances that affect its ability to transact at contract value as described below. Plan management believes that the occurrence of events that would cause the Funds to transact at less than contract value is not probable.

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting Funds within the Plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Funds to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Funds or to transfer assets out of the Funds

•	Any transfer of assets from the Funds directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan

Circumstances That Affect the Funds — The Funds invest in assets, typically fixed income securities or bond funds, and enter into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Funds in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Funds to transact at contract value upon the occurrence of certain events. These events include:

ORBITAL ATK, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

•	Any substantive modification of the Funds or the administration of the Funds that is not consented to by the wrap issuer

•	Any change in law, regulation, or administrative ruling applicable to the Plan that could have a material adverse effect on the Funds' cash flow

•	Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Funds’ NAV may decline if the market value of its assets declines. The Funds’ ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The third-party issuer’s ability to meet its financial obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Funds may not be able to maintain a stable NAV if, for any reason, they cannot obtain or maintain wrap contracts covering all of their underlying assets. This could result from the Funds inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Funds may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis:

	December 31, 2017
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds	$350,952,155	$—	$—	$350,952,155
Common stock	165,401,492	—	—	165,401,492
Total assets in the fair value hierarchy	$516,353,647	$—	$—	$516,353,647
Investments measured at net asset value				2,242,909,718
Investments at fair value				$2,759,263,365

	December 31, 2016
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds	$251,474,244	$—	$—	$251,474,244
Common stock	121,508,320	—	—	121,508,320
Total assets in the fair value hierarchy	$372,982,564	$—	$—	$372,982,564
Investments measured at net asset value				2,242,909,718
Investments at fair value				$2,615,892,282

For the years ended December 31, 2017 and 2016, there were no transfers in or out of Levels 1, 2 or 3.

ORBITAL ATK, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

4.      FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by letter dated September 10, 2012 that the Plan is designed in accordance with Section 401(a) of the Internal Revenue Code and, therefore, the related Trust is not subject to tax under current tax law. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code, and that the Plan and the related Trust continue to be tax-exempt. As a result, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the federal and state tax authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.      PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, the individual participants’ accounts become distributable to the participants or their beneficiaries in accordance with the provisions of the Plan.

6.      RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and collective investment trusts managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2017, the Plan held 1,257,806 shares of Orbital ATK, Inc. common stock with a total market value of $165,401,492. At December 31, 2016, the Plan held 1,385,026 shares of Orbital ATK, Inc. common stock with a total market value of $121,508,320. During the years ended December 31, 2017 and 2016, dividend income on Orbital ATK, Inc. common stock of $1,703,530 and $1,727,169 was recorded, respectively.

The transactions, described above, are exempt party-in-interest transactions.

7.      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

For the years ended December 31, 2017 and 2016, the following is a reconciliation of interest income, dividends, and net investment income per the financial statements to the Form 5500:

ORBITAL ATK, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Total interest income per the financial statements	$72	$249,362
Less interest on Common Collective Trust - MIP II, Class 3	—	(158,799)
Plus interest on notes receivable from participants	1,646,642	1,630,735
Total interest income per the Form 5500	$1,646,714	$1,721,298

Total dividends per the financial statements	$19,539,005	$12,248,399
Less dividends on Collective Trust - MIP II, Class 3	(1,954,433)	(3,640,572)
Dividends per the Form 5500	$17,584,572	$8,607,827

Net appreciation in fair value per the financial statements	$448,597,014	$136,418,701
Interest/Dividends on Collective Trust - MIP II, Class 3	1,954,433	3,799,371
Total net investment gain per the Form 5500	$450,551,447	$140,218,072

8.      SUBSEQUENT EVENTS

The Company evaluated its December 31, 2017 financial statements for subsequent events through June 26, 2018, the date the financial statements were available to be issued. On June 6, 2018 (the ”transaction date”), the Company was acquired by Northrop Grumman Corporation (“Northrop Grumman”).

Due to the acquisition of Orbital ATK by Northrop Grumman, the Orbital ATK Stock Fund in the Plan will be converted to cash and each Orbital ATK Stock Fund shareholder will receive $134.50 per share held on the transaction date. At this time, all shares in the Orbital ATK Stock Fund will be converted to cash and will be transferred to the Plan Default Fund, which is the JPMCB SmartRetirement® Passive Blend Fund CF-C Class corresponding to the participant's expected year of retirement at age 65; and the Orbital ATK Stock Fund will no longer be available as an investment option under the Plan after the transaction date.
******

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE
REQUIREMENTS OF FORM 5500

ORBITAL ATK, INC. 401(k) PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)			(EIN #41-1672694)
As of December 31, 2017			(Plan No. 003)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Assets	Cost	Current Value
NOTES RECEIVABLE FROM PARTICIPANTS — Various participants*	Participant notes receivable at interest rates of 3.25% to 5.50%	**	$39,275,093

INVESTMENTS:
Value of interest in regulated investment funds:
JPMCB SR PB INC CFC	Regulated investment fund	**	$170,500,995
JPMCB SR PB 2020 CFC	Regulated investment fund	**	362,244,865
JPMCB SR PB 2025 CFC	Regulated investment fund	**	519,742,854
JPMCB SR PB 2030 CFC	Regulated investment fund	**	270,482,136
JPMCB SR PB 2035 CFC	Regulated investment fund	**	171,419,092
JPMCB SR PB 2040 CFC	Regulated investment fund	**	140,078,041
JPMCB SR PB 2045 CFC	Regulated investment fund	**	111,309,748
JPMCB SR PB 2050 CFC	Regulated investment fund	**	63,699,635
JPMCB SR PB 2055 CFC	Regulated investment fund	**	22,853,797
JPMCB SR PB 2060 CFC	Regulated investment fund	**	1,894,753
Total interest in regulated investment funds			1,834,225,916

Value of interest in collective trusts:
Harding Loevner International Equity	Collective trust	**	19,703,235
BlackRock Strategic Completion Non-Lendable Fund M	Collective trust	**	4,349,119
Northern Trust US Bond Mkt Index	Collective trust	***	35,777,608
Fidelity Managed Income Portfolio II, Class 3 - at contract value*	Collective trust	***	116,495,623
NT Extended US Market Index	Collective trust	***	170,831,332
NT Col S&P 500 Index	Collective trust	***	350,392,061
NT MSCI AW EX-US Index	Collective trust	**	43,090,226
Total interest in collective trusts			$740,639,204

Value of interest in registered investment companies:
PIMCO Total Return Instrument	Mutual fund	**	$76,067,044
Brokeragelink	Mutual fund	**	69,806,739
Touchstone Growth Opp IS	Mutual fund	**	104,014,871
T. Rowe Price Institutional Global Growth EQ	Mutual fund	**	101,063,501
Total interest in registered investment companies			$350,952,155

Orbital ATK Stock Fund*	Common Stock	**	$165,401,492

TOTAL INVESTMENTS			$3,091,218,767
* Party-in-interest.
** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Orbital ATK, Inc. 401(k) Plan

By:	ORBITAL ATK, INC.
As Plan Sponsor of the
Orbital ATK, Inc. 401(k) Plan

By:	/s/ Christopher Voci
Name:	Christopher Voci
Title:	VP & Controller

Date:  June 26, 2018